June 21, 2010

David M. Engert, President and Chief Executive Officer
Nighthawk Radiology Holdings, Inc.
4900 N. Scottsdale Road, 6th Floor
Scottsdale, Arizona 85251

RE: Nighthawk Radiology Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2009

Dear Mr. Engert:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                John Reynolds
                                Assistant Director
                                Office of Beverages, Apparel and
                                Health Care Services